210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators to Present Positive Phase 2 REOLYSIN Clinical Data in Pancreatic Cancer at the AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics Conference

CALGARY, AB, November 14, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced that interim results from a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer will be presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. The conference is being held in San Francisco, CA from November 12th to 16th, 2011.

The poster, entitled “A Phase II Study of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma”, authored by Mita et al, indicated that as of the date of submission of the poster that 12 patients were evaluable for response. All patients except one reported symptomatic improvement.  Seven patients had stable disease (SD) for 12 weeks or longer, for a clinical benefit rate (complete response (CR) + partial response (PR) + SD) of 58%.This included two patients who had SD for 36 weeks or longer. An additional patient had an unconfirmed PR of less than six weeks.  The treatment was well tolerated with manageable adverse events.

This study is using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.  If less than three responses (defined as CR or PR or SD for 12 weeks or more) were observed, the study would have concluded that the combination was inactive and been terminated. If three or more responses were observed among the 17 patents, the study would enroll an additional 16 patients for a total of 33 evaluable patients.  As previously disclosed, this endpoint was met after six evaluable patients were enrolled. If at least eight responses are observed out of 33 patients, the study will conclude that the drug combination is active. This study will be updated if and when this endpoint is reached.

“Pancreatic cancer typically offers a dismal prognosis, so it is highly encouraging to see the clinical benefit rate reported in this study. The median progression free survival for pancreatic patients on gemcitabine is nine weeks1, whilst the majority of the patients on this study had not progressed as of 12 weeks,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We intend to continue testing REOLYSIN with various chemotherapeutic agents including gemcitabine and carboplatin/paclitaxel across multiple trials to further understand its potential in the treatment of pancreatic cancer.”

1Burris,H.A. et al. (1997) Improvements in survival and clinical benefit with gemcitabine as first-line therapy for patients with advanced pancreas cancer: a randomized trial. J ClinOncol 15(6):2403-2413.

Conference Call Information
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast on Monday, November 14th, 2011 at 6:30 a.m. MT (8:30 a.m. ET) to discuss in more depth the presentation covering the U.S. Phase II pancreatic cancer data. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3743300 or through the Company's website at www.oncolyticsbiotech.com. Please connect at least 10 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through November 21st, 2011. To access the telephone replay, dial 1-416-849-0833 or 1-855-859-2056 and enter reservation number 27729561 followed by the number sign.

About Pancreatic Cancer
The American Cancer Society estimates that 44,030 Americans will be diagnosed with pancreatic cancer and 37,660 Americans will die from the disease in 2011, making this type of cancer the fourth leading cause of cancer death for both men and women in the United States. For more information about pancreatic cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the implication of the materials to be presented at the AACR-NCI-EORTC conference with respect to REOLYSIN; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com